BLUEARC MULTI-STRATEGY FUND

Jimmy Chao

Assistant Treasurer

Direct Telephone: (631) 470-2719

Fax: (631) 813-2884

E-mail: jimmy.chao@thegeminicompanies.com

January 3, 2017

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller

RE: BlueArc Multi-Strategy Fund (the “Registrant”)

File Nos. BlueArc Multi-Strategy Fund 811-23017

Dear Ms. Miller:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Tanya Goins, Jennifer Farrell, Jimmy Chao, Brian Curley and Jim Colantino on Thursday, December 8, 2016 with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response. All comments are regarding the Fund’s April 30, 2016 Annual Report unless otherwise noted.

Comment 1:	Confirm if there were any trustee fees payable at April 30, 2016. If so, it should be broken out on the Statement of Assets and Liabilities.
Response:	At the report date, the Registrant confirms that there were no trustee fees payable.

Comment 2:	On the Portfolio of Investments, why is there no footnote for non-income producing security?
Response:	We will add the non-income producing footnote in future filings.

Comment 3:	Confirm there were no unfunded commitments per ASC 820-10-50.
Response:	The Registrant confirms that there were no unfunded commitments per the above codification.

Comment 4:	ASU 2015-07 was adopted, but there are footnotes in the Schedule of Portfolio Investments related to fair level hierarchy. Explain.
Response:	The footnote references should have been removed and will not be shown in future filings if the above ASU is applied.

Comment 5:	In Note 3 (Portfolio Valuation) to the financial statements, confirm the presentation of the fair value hierarchy.
Response:	The fair value hierarchy is correctly disclosing the Open-End Fund and Short-Term Investments as Level 1 and not disclosing any Level for the Multi-Strategy Investment Funds, pursuant to the adoption of ASU 2015-07.

Comment 6:	In Note 7 (Repurchase Offers) to the financial statements, why does the sum of the Amount Repurchased not accord to the Cost of shares redeemed on the Statements of Changes in Net Assets (SCNA)?
Response:	While the Amount Repurchased for Repurchase Pricing Date 12/31/15 was misstated, the amount on the SCNA is correct. The Registrant will ensure that this disclosure reconciles to the SCNA going forward.

Comment 7:	In the Financial Highlights, consider adding a footnote to the ratio of net investment loss to average net assets stating that the ratio does not include income from the underlying funds.
Response:	We will footnote as suggested in future filings.

Comment 8:	Are disclosures pursuant to ASC 850-10-50 on related party disclosures made in the report?
Response:	We are not aware of any additional related party disclosures other than those already disclosed in the report.

Sincerely,

/s/ Jimmy Chao

Assistant Treasurer

BlueArc Multi-Strategy Fund